Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

212 450 4336
peter.douglas@dpw.com

August 27, 2004

Abby Adams, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Quilmes Industrial (Quinsa), S.A.
Schedule TO-I Filed August 18, 2004
File No. 5-56691

Dear Ms. Adams:

     On behalf of Quilmes Industrial (Quinsa), S.A. (“Quinsa”), set forth below are Quinsa’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated August 24, 2004 relating to the above-referenced filing. The comments of the Staff are reproduced in bold type below, and are followed in each case by the response of Quinsa. All changes referred to herein are reflected in the draft Amendment No. 1 to Quinsa’s Schedule TO (“Amendment No. 1”), a copy of which is enclosed for the Staff’s reference.

Schedule TO

Item 10. Financial Statements

1.	It is unclear whether the company intended to provide the financial information required by Item 10. Please advise. In the Schedule TO, the company indicates that financial statements are not required; however, on pages 28-29 of the Offer to Purchase, the company discloses unaudited financial information for the six-month periods

Abby Adams, Esq.	August 27, 2004

ended June 30, 2003 and June 30, 2004. In addition, the company has incorporated its most recent Form 20-F and certain Form 6-Ks into the Offer to Purchase. The company has not provided all of the financial information required by Item 10 of Schedule TO. Please note that Instruction 6 to Schedule TO does allow incorporation of financial information by reference where the company discloses certain summary financial information in the document distributed to security holders, along with any reconciliation to U.S. GAAP required by Instruction 8. It does not appear that the company has disseminated all of the required summary information to satisfy this requirement. Furthermore, we note that the financial information disclosed on pages 28-29 was prepared in accordance with Luxembourg GAAP. It appears that Instruction 8 to Item 10 of Schedule TO requires that this information be reconciled to U.S. GAAP. Finally, we note that the company has incorporated the most recent Form 20-F and other filings discussed above into the Offer to Purchase on page 30, and that the Offer to Purchase is incorporated into the Schedule TO. The company cannot satisfy the requirements of Schedule TO by incorporating by reference information that, in turn, incorporates other information by reference. See Instruction 6 to Item 10 of Schedule TO and General Instruction F to Schedule TO. Please revise the Schedule TO accordingly.

               1(a). Financial Information not Required by Item 10. In response to the Staff’s comments contained in the first three sentences of comment 1, Quinsa confirms that (i) it is not required to provide the financial information required by Item 10 since (a) the consideration offered is solely cash, (b) the offer is not subject to any financing condition and (c) Quinsa is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Act”) that files reports electronically with EDGAR (please see Instructions 2(a) through 2(c) to Item 10), and (ii) the financial information included in Quinsa’s Offer to Purchase dated August 18, 2004 (the “Offer to Purchase”) was not provided in response to Item 10 of Schedule TO (“Item 10”).

               1(b). Incorporation of Financial Information by Reference. In response to the Staff’s comments contained in the fourth to seventh sentences of comment 1, Quinsa notes that the Staff’s comment is correct in that Quinsa has not provided all the financial information required by Item 10. However, since the included financial information is not required by, and is not provided in response to, Item 10, Quinsa believes that the financial information included in the Offer to Purchase does not need to comply with the requirements of Instructions 6 and 8 of Schedule TO.

Abby Adams, Esq.	August 27, 2004

          1(c). Reconciliation to U.S. GAAP. In response to the Staff’s comment contained in the eighth and ninth sentences of comment 1, Quinsa believes that reconciliation to U.S. GAAP contemplated by Instruction 8 of Schedule TO is not applicable since Instruction 8 relates only to information provided in response to Item 10.

          1(d). Incorporation of Form 20-F by Reference. Quinsa notes the Staff’s comment contained in the final four sentences of Comment 1. Quinsa proposes to amend its Schedule TO accordingly to explicitly incorporate Quinsa’s most recent filing on Form 20-F in the Schedule TO. Please see amendment (7) of Amendment No. 1.

Offer to Purchase

Summary Term Sheet

2.	Please revise the summary term sheet to highlight and provide a clear explanation of the possible impact on Quinsa security holders of the “Ambev-Interbrew Transactions” and the exchange option, which is discussed on pages 29-30.

     The Offer to Purchase has been amended in response to the Staff’s comments. Please see amendment (2) of Amendment No. 1.

3.	We note that Quinsa seeks to acquire approximately 14.2% of its Class B shares in the offer and that those shares are traded on the New York Stock Exchange. We also note from page 5 that a major shareholder currently owns 64.8% of the outstanding Class B shares and will not tender into the offer. Please tell us whether this offer, if fully subscribed, could have a going-private effect. See Rule 13e-3(a)(3).

               As disclosed in the Offer to Purchase, Quinsa does not intend or expect the consummation of the offer, even if fully subscribed, to be a Rule 13e-3 transaction for the reasons described below.

               As of August 13, 2004, there were 59,234,469 Quinsa Class B shares (including those held as American Depositary Shares (“ADSs”)) outstanding, net of shares held in treasury. The total number of Class B shares (including those held as ADSs) issued and outstanding as of that date, net of shares held in treasury and net of shares held by Companhia De Bebidas das Americas-AmBev, was 20,856,055 (being the public float). The 8,400,000 Class B shares (including those held as ADSs) for which the offer is being made, represent approximately 40.3% of the public float.

Abby Adams, Esq.	August 27, 2004

          In relation to the minimum trading volume requirements of the continued listing criteria of the New York Stock Exchange (the “NYSE”), if the offer is fully subscribed and Quinsa purchases 8,400,000 Class B shares (including those held as ADSs) then, assuming there is a proportionate decrease of 40.3% in the average monthly trading volume, that adjusted trading volume would be approximately 1,090,000 ADSs, well in excess of the NYSE’s minimum of 100,000 shares per month.

          In relation to the total stockholder requirements of the continued listing criteria of the NYSE, Quinsa notes that as of the commencement of the offer there were approximately 1,089 holders of record of the Class B shares (including ADS holders). Assuming a proportionate reduction in the number of holders, Quinsa would still easily meet the 400-holder minimum under the NYSE’s continued listing criteria.

          If consummation of the offer would cause the total number of holders to be less than 400, Quinsa would terminate or amend the offer or take such other action as might be necessary to cause the total number of holders to exceed the applicable NYSE minimum. Further, Quinsa would terminate or amend the offer or take such other action as might be necessary to cause the total number of holders to remain above 300. See Rule 13e-3(a)(3)(ii)(A) under the Act.

Forward-looking statements, page 8

4.	Quinsa discloses that it “[does] not undertake any obligation to release publicly any update or revisions to forward-looking statements contained in this Offer to Purchase . . .” This disclosure is inconsistent with Quinsa’s obligation under Rules 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.

          Quinsa confirms that it understands its obligations under Rule 13e-4(d)(2) of the Act. The Offer to Purchase has been amended in response to the Staff’s comments. Please see amendment (3) of Amendment No. 1.

Conditions of the Offer, page 24

5.	We note that Quinsa has reserved the right to determine whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Quinsa may not rely on this language to tacitly waive a condition of the offer by failing

Abby Adams, Esq.	August 27, 2004

to assert it. Please confirm the company’s understanding on a supplemental basis.

          Quinsa understands the Staff’s position. We are not, however, aware of any case law that addresses this issue. We therefore are not in a position to provide Quinsa with a definitive view on this matter.

6.	Condition (2) repeats much of condition (1). Please revise to eliminate all repetition from the conditions section.

          The Offer to Purchase has been amended in response to the Staff’s comments. Please see amendment (4) of Amendment No. 1.

7.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the following:

•	Revise the references in conditions (1) and (2) to the “contemplated future conduct” of Quinsa and/or its subsidiaries.
•	Clarify the “other countries where [you] do business” and “any of their respective territories.”
•	Clarify or otherwise provide a qualifier for condition (3)(iii).
•	Revise condition (4) so that it does not include actions within your control.

          Although we do not concur with the Staff’s comments in the first bullet point of comment 7, we have amended conditions (1) and (2) to delete the word “contemplated”. Please see amendments (1) and (4) of Amendment No. 1. Please note that amendment (4) of Amendment No. 1 both removes the word “contemplated” in response to this comment and eliminates the repetition referred to in the Staff’s comment 6.

          In response to the Staff’s comments in the second bullet point of comment 7, Quinsa does business in the countries and territories disclosed in Quinsa’s most recent filing on Form 20-F. In light of this, Quinsa does not consider that listing these countries and territories in the Offer to Purchase would provide meaningful additional disclosure. Please also note the disclosure on page 27 of the Offer to Purchase in relation to the countries in which Quinsa produces beer, soft drinks and mineral water.

          In response to the Staff’s comments in the third bullet point of comment 7, we consider that the condition as currently written is appropriate, adequately clear

Abby Adams, Esq.	August 27, 2004

and consistent with disclosure frequently used in other issuer tender offers in recent years.

          The Offer to Purchase has been amended in response to the Staff’s comments in the fourth bullet point of comment 7. Please see amendment (5) of Amendment No. 1.

8.	Refer to the last paragraph of this section. In the first sentence, the offer states that Quinsa may assert the conditions at any time prior to the expiration of the offer, however, in the third sentence it states that the rights “may be asserted at any time and from time to time.” As you know, defining the conditions as a continuing right that may be asserted at any time suggest that conditions to the offer may be asserted after expiration of the offer. Please revise the third sentence to be consistent with the first sentence.

          The Offer to Purchase has been amended in response to the Staff’s comments. Please see amendment (6) of Amendment No. 1.

          Closing Comments

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Quinsa is aware of and acknowledges the Staff’s position.

Abby Adams, Esq.	August 27, 2004

     Please contact the undersigned at 212-450-4336 if you have any further questions or would like to discuss any aspect of this letter. Thank you for your assistance.

Very truly yours,

/s/ Peter R. Douglas

Peter R. Douglas
Enclosure
cc w/ enc:	Francis Cressall
Quilmes Industrial (Quinsa), S.A.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Draft Amendment No. 1 to
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Issuer)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class B Shares, without par value American Depositary Shares, each of which represents 2 Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y207(Class B Shares) 74838Y108 (American Depositary Shares evidenced by American Depositary Receipts)
(CUSIP Number of Class of Securities)

Mr. Gustavo Castelli 12 de Octubre y Gran Canaria, (1878) Quilmes, Prov., Buenos Aires, Argentina Telephone: 54-11-4349-1849
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to: Diane G. Kerr Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$80,000,000	$10,136.00

* Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 8,400,000 outstanding Class B shares (including those held as American Depositary Shares) at the maximum tender offer price of $9.50 per Class B share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,136.00	Filing Party:	Quilmes Industrial (Quinsa), S.A.
Form of Registration No.:	Schedule TO	Date Filed:	August 18, 2004

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2004 (the “Schedule TO”), by Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (“Quinsa” or the “Company”), in connection with its offer to purchase up to 8,400,000 Class B Shares (including those held as American Depositary Shares (“ADSs”)), or such lesser number of Class B shares (including those held as ADSs) as are properly tendered and not properly withdrawn, at a price not greater than $9.50 nor less than $8.00 per Class B share, net to the seller in cash, without interest. Each ADS represents two Class B shares. Quinsa will treat each tender of an ADS as a tender of the two underlying Class B shares.

     Quinsa’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2004 (the “Offer to Purchase”), the related Letter of Transmittal to Tender Shares and the related Letter of Transmittal to Tender American Depositary Shares (which collectively, as amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase, the related Letter of Transmittal to Tender Shares and the related Letter of Transmittal to Tender American Depositary Shares were previously filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

     The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 10.

Items 1 though 10 of the Schedule TO are hereby amended and supplemented by the following:

(1)	The Offer to Purchase is hereby amended by deleting the word “contemplated” in the following places:

a.	in the answer to the question “Are there any conditions to the Offer?” on page 2, in line 3 of the first bullet-pointed paragraph of that answer;

b.	in the answer to the question “Are there any conditions to the Offer?” on page 2, in line 4 of the third bullet-pointed paragraph of that answer; and

c.	under Section 6, “Conditions of the Offer,” on page 24, in the last line of the third full paragraph on that page.

(2)	The Offer to Purchase is hereby amended by adding before the question on page 6, “If I decide not to tender, how will the offer affect my Class B shares and/or ADSs?,” the following:

“What are the AmBev-Interbrew Transactions and what is their potential significance to me?

On January 31, 2003, we completed the transactions relating to the formation of our strategic alliance with AmBev. As part of the alliance, BAC and AmBev entered into a Stock Purchase Agreement that, among other matters, gives BAC an option, that is exercisable in April of every year and upon any change of control of AmBev that occurs prior to April 2005, to exchange its remaining Quinsa Class A shares for common and preferred shares of AmBev. The Stock Purchase Agreement also gives AmBev the right to cause this exchange to occur starting in 2009 and requires an automatic exchange if a change in control of AmBev occurs after April 2005.

On March 3, 2004, AmBev and its controlling shareholders entered into a series of agreements with Interbrew S.A., a Belgian based brewing company, and its controlling shareholders. These agreements contemplate a business combination between AmBev and Interbrew and a change in control of AmBev (the “AmBev-Interbrew Transactions”). If Interbrew and AmBev complete the AmBev-Interbrew Transactions, Interbrew will control AmBev and the persons who currently control AmBev and Interbrew will control Interbrew jointly. Completion of the AmBev-Interbrew Transactions will give BAC a right to exchange its remaining Quinsa shares for AmBev common and preferred shares and a tag-along right to sell its AmBev common shares to Interbrew on the same terms upon which AmBev’s controlling shareholders are selling their stock. Interbrew also has agreed to pay BAC all cash for its AmBev common shares, even though the AmBev controlling shareholders will receive Interbrew stock in exchange for their controlling interest in AmBev. If BAC exercises its option, AmBev will obtain sole voting control of us and will be entitled to appoint all of our directors and all, or a majority of, the directors of all our subsidiaries. Upon any exchange, BAC would receive a number of AmBev shares determined by reference to a formula that compares the value of a Quinsa share to the value of an AmBev share. The formula determines our equity value by multiplying our cash flow or EBITDA by either (1) a multiple that is intended to reflect the market multiple at which AmBev’s shares are trading or (2) a multiple of 8.0, as chosen by BAC. Consequently, when BAC exchanges its Quinsa shares for AmBev shares, BAC’s Quinsa shares will be valued based on an EBITDA multiple of no less than 8.0.

On July 16, 2004, BAC, AmBev and Braco Investimentos, S.A., the controlling shareholder of AmBev, entered into an amendment to the Stock Purchase Agreement. The amendment clarifies that BAC will be required to decide whether or not to exercise its exchange option as a result of the AmBev-Interbrew Transactions by the later of 10 business days after the date that BAC receives the financial information upon which the exchange price is calculated or five business days after the closing of the AmBev-Interbrew Transactions.

AmBev has informed us that it expects to complete the AmBev-Interbrew Transactions by August 2004. BAC has informed us that it has not yet made a decision as to whether to exercise its exchange option in connection with the completion of the AmBev-Interbrew Transactions. BAC may make its decision prior to the expiration of this offer. If BAC decides to exercise its option, and the exchange of BAC’s shares is completed prior to the expiration of the offer, AmBev and directors appointed by AmBev will control all decisions of our Board of Directors that are made after the exchange of BAC’s shares, including any Board decisions relating to this offer. See Section 9.”

(3)	The last sentence in the last paragraph on page 8 under “Forward-looking Statements” in the Offer to Purchase is hereby amended by replacing such sentence with the following:

“We do not undertake any obligation, except as required by applicable law or regulation, to release publicly any update or revisions to forward-looking statements contained in this Offer to Purchase to reflect later events or circumstances or to reflect the occurrence of unanticipated events.”

(4) The third full paragraph on page 24 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by restating that paragraph to read as follows:

“(2) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Class B shares and/or ADSs, or (iii) otherwise materially impair in any way the future conduct of the business of us and our subsidiaries;”

(5)	The first full paragraph on page 25 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by restating that paragraph to read as follows:

“(4) a tender offer or exchange offer by a third party not under our control for any or all of our shares and/or ADSs (other than this offer) shall have been commenced, or we shall have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;”

(6)	The third sentence in the last paragraph on page 25 of the Offer to Purchase under Section 6, “Conditions of the Offer,” is hereby amended by restating that sentence to read as follows:

“Each such right is an ongoing right and may be asserted at any time and from time to time before the Expiration Date.”

Item 11.

(7)	Item 11 of the Schedule TO is hereby amended by adding the following after Item 11(b):

“(c) The information set forth in Quinsa’s Annual Report on Form 20-F filed on June 27, 2003 is incorporated herein by reference.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:

	Name:	Gustavo Castelli
	Title:	Chief Financial Officer

Dated: August __, 2004